

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Lindsay A. Rosenwald, M.D.
Executive Chairman, Chief Executive Officer and President
Fortress Biotech, Inc.
2 Gansevoort Street, 9th Floor
New York, NY 10014

>   **Re: Fortress Biotech, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 17, 2020**
>   **File No. 001-35366**

Dear Dr. Rosenwald:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Mark F. McElreath, Esq.